                                                            EXHIBIT 99.(a)(1)(A)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                       AT
                              $18.35 NET PER SHARE
                                       BY
                               CAB MERGER CORP.,
                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                           GUARDIAN INDUSTRIES CORP.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON
              FRIDAY, JUNE 9, 2000, UNLESS THE OFFER IS EXTENDED.

     The Board of Directors of Cameron Ashley Building Products, Inc. (the "Company") has unanimously approved the Offer and the Merger referred to herein and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company, and recommends that the shareholders of the Company accept the Offer and tender all of their Shares pursuant thereto.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date that number of shares of common stock of the Company (and the associated preferred stock purchase rights) (together, the "Shares") which, together with the Shares then owned by Guardian Fiberglass, Inc. ("Parent") or CAB Merger Corp. (the "Purchaser"), or their affiliates, represents at least a majority of the Shares outstanding on a fully-diluted basis (the "Minimum Condition"), and (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to other terms and conditions. See Sections 12 and 14.

     The Offer is not conditioned upon Parent or the Purchaser obtaining financing.

     The Purchaser has entered into a Tender and Option Agreement with certain shareholders of the Company pursuant to which, among other things, such shareholders have granted the Purchaser an option to acquire at $18.35 per share, and in the event such option is not theretofore exercised, to tender and sell in the Offer 382,574 Shares beneficially owned by such shareholders (together with the options subject to the Tender and Option Agreement, approximately 12.5% of the outstanding Shares on a fully-diluted basis). See
Section 12.

     A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES (I) THROUGH
(IV). YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.
                             ----------------------

                    The Information Agent for the Offer is:

                        [MACKENZIE PARTNERS, INC. LOGO]
May 12, 2000

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
SUMMARY OF THE OFFER................................................     (i)
INTRODUCTION........................................................      1
THE TENDER OFFER....................................................      3
  1.    TERMS OF THE OFFER..........................................      3
  2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES...............      4
  3.    PROCEDURE FOR TENDERING SHARES..............................      6
  4.    WITHDRAWAL RIGHTS...........................................      8
  5.    CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................      9
  6.    PRICE RANGE OF THE SHARES; DIVIDENDS........................      9
  7.    EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NEW YORK
        STOCK EXCHANGE QUOTATION; EXCHANGE ACT REGISTRATION AND
        MARGIN SECURITIES...........................................     10
  8.    CERTAIN INFORMATION CONCERNING THE COMPANY..................     11
  9.    CERTAIN INFORMATION CONCERNING GUARDIAN INDUSTRIES, PARENT
        AND THE PURCHASER...........................................     13
 10.    SOURCE AND AMOUNT OF FUNDS..................................     14
 11.    BACKGROUND OF THE OFFER AND THE MERGER; PAST CONTACTS OR
        NEGOTIATIONS WITH THE COMPANY...............................     14
 12.    PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY;
        THE MERGER AGREEMENT; TENDER AND OPTION AGREEMENT; OTHER
        AGREEMENTS; OTHER MATTERS...................................     17
 13.    DIVIDENDS AND DISTRIBUTIONS; CHANGES IN STOCK...............     32
 14.    CERTAIN CONDITIONS OF THE OFFER.............................     32
 15.    CERTAIN LEGAL MATTERS.......................................     33
 16.    FEES AND EXPENSES...........................................     36
 17.    MISCELLANEOUS...............................................     36
Schedule I -- Information Concerning Directors and Executive
Officers of Guardian Industries, Parent and the Purchaser...........    I-1

                              SUMMARY OF THE OFFER

     Guardian Fiberglass, Inc., through its wholly-owned subsidiary, CAB Merger Corp., is offering to purchase all of the outstanding shares of common stock of Cameron Ashley Building Products, Inc. and the Series A Preferred Stock purchase rights associated with the shares for $18.35 per share in cash. The following are some of the questions that you, as a shareholder of Cameron Ashley Building Products, Inc., may have and the answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this Summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

WHO IS OFFERING TO BUY YOUR SECURITIES?

     Our name is CAB Merger Corp. We are a Georgia corporation and have carried on no business other than in connection with the offer and the related merger agreement. We are a wholly-owned subsidiary of Guardian Fiberglass, Inc., a Delaware corporation. Guardian Fiberglass, Inc., is a wholly-owned subsidiary of Guardian Industries Corp., a Delaware corporation that is principally owned by William Davidson. See "Introduction" and Section 9.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are offering to purchase all of the outstanding common stock of Cameron Ashley Building Products, Inc. and the preferred stock purchase rights associated with such shares. See "Introduction" and Section 1.

HOW MUCH ARE WE OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL YOU HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $18.35 per share, net to you, in cash, without interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction."

DO WE HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     Guardian Fiberglass, Inc., our parent company, will provide us with sufficient funds from its own resources to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger which is expected to follow the successful completion of the offer. We anticipate that all of these funds will be obtained from the existing resources, available credit facilities and internally generated funds of Guardian Fiberglass, Inc. and/or its parent company, Guardian Industries Corp., including short-term borrowings in the ordinary course of their businesses. The offer is not conditioned upon any financing condition. See Section 10.

IS OUR FINANCIAL CONDITION RELEVANT TO YOUR DECISION TO TENDER IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment consists solely of cash and we have already arranged for all of our funding to come from the existing resources and internally generated funds of Guardian Fiberglass, Inc. and its parent company, Guardian Industries Corp., including utilization of existing credit facilities. Additionally, our offer is not subject to any financing condition. See Section 10.

HOW LONG DO YOU HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You will have at least until 12:00 midnight, Eastern time, on Friday, June 9, 2000, to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Sections 1, 2, and 3.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that we may extend the offer one or more times, up to July 31, 2000, without Cameron Ashley Building Products, Inc.'s consent, in the following circumstances:

     - If at the then scheduled expiration date of the offer any of the conditions to our obligation to accept for payment and pay for shares of Cameron Ashley Building Products, Inc. common stock are not satisfied or waived;

     - If all conditions to the offer have been satisfied or waived but less than 90% of the outstanding shares of Cameron Ashley Building Products, Inc. common stock have been validly tendered and not properly withdrawn; or

     - We may extend the offer for any period required by any rule, regulation, or interpretation of the Securities and Exchange Commission or its staff.

HOW WILL YOU BE NOTIFIED IF THE OFFER IS EXTENDED

     If we extend the offer, we will inform SunTrust Bank, Atlanta (which is the depositary for the offer) of that fact and we will make a public announcement of the extension, not later than 9:00 a.m., Eastern time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     The most significant conditions to the offer are:

     - We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not properly withdrawn before the expiration date of the offer, together with the shares then owned by us and our affiliates, represents at least a majority of the outstanding shares of Cameron Ashley Building Products, Inc. common stock, on a fully diluted basis.

     - We are not obligated to purchase shares that are validly tendered if the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated before we accept the shares that have been validly tendered.

HOW DO YOU TENDER YOUR SHARES?

     To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to SunTrust Bank, Atlanta, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot get any document or instrument that is required to be delivered to the depositary by the expiration of the tender offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Signature Guarantee Program or other eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Sections 2 and 3.

UNTIL WHAT TIME CAN YOU WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw shares at any time until the offer has expired and, if we have not agreed by July 11, 2000 (or such later date as may apply if the offer is extended) to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period discussed in Section 1. See Sections 3 and 4.

HOW DO YOU WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4.

WHAT DOES CAMERON ASHLEY BUILDING PRODUCTS, INC.'S BOARD OF DIRECTORS THINK OF THE OFFER?

     We are making the offer pursuant to a merger agreement, that has been unanimously approved by the board of directors of Cameron Ashley Building Products, Inc. The board of directors of Cameron Ashley Building Products, Inc., based upon the unanimous recommendation of the special committee of that board of directors, unanimously (i) determined that the consideration to be paid for each share in the offer and the merger is fair to, and in the best interests of, its shareholders (other than Guardian Fiberglass, Inc. and its affiliates), (ii) approved the merger, the offer, the merger, the merger agreement and the other transactions contemplated by the merger agreement and (iii) recommends that its shareholders accept the offer and tender their shares pursuant thereto and approve and adopt the merger agreement and approve the merger. See "Introduction."

HAVE ANY SHAREHOLDERS AGREED TO TENDER THEIR SHARES?

     Yes. Certain shareholders of Cameron Ashley Building Products, Inc., who own shares representing approximately 4.3% of the outstanding common stock of Cameron Ashley Building Products, Inc. (together with options subject to an agreement with such shareholders, approximately 12.5% after taking into consideration unexercised options and warrants and other securities convertible into common stock), have agreed to tender their shares in the offer. See Section 12.

IF A MAJORITY OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WILL CAMERON ASHLEY BUILDING PRODUCTS, INC. CONTINUE AS A PUBLIC COMPANY?

     No. Following the purchase of the shares in the offer we expect to consummate the merger, and following the merger, Cameron Ashley Building Products, Inc. no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all the tendered shares, there may be so few remaining shareholders and publicly held shares that Cameron Ashley Building Products, Inc. common stock will no longer be eligible to be traded on the New York Stock Exchange or on any other securities exchange, there may not be a public trading market for Cameron Ashley Building Products, Inc. common stock, and Cameron Ashley Building Products, Inc. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission's rules relating to publicly held companies. See Sections 7 and 13.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES OF CAMERON ASHLEY BUILDING PRODUCTS, INC. ARE NOT TENDERED IN THE OFFER?

     Yes. If we accept for payment and pay for at least a majority of the outstanding shares of Cameron Ashley Building Products, Inc. common stock, we will be merged with and into Cameron Ashley Building Products, Inc. If that merger takes place, Guardian Fiberglass, Inc. will own all of the shares of Cameron Ashley Building Products, Inc. common stock and all remaining shareholders of Cameron Ashley Building Products, Inc. (other than us and shareholders properly exercising dissenters' rights) will receive $18.35 per share in cash. See "Introduction" and Section 12.

IF YOU DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT YOUR SHARES?

     If the merger described above takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to any dissenters' properly exercised under the Georgia Business Corporation Code. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier and will not have dissenters' rights if you tender your shares. However, if for some reason the merger does not take place, the number of shareholders of Cameron Ashley Building Products, Inc. and the number of shares of Cameron Ashley Building Products, Inc. common stock that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Cameron Ashley Building Products, Inc. common stock. Also, as described above, Cameron Ashley Building Products, Inc. may cease making filings with the Securities and Exchange Commission or otherwise being required to comply with the rules of the Securities and Exchange Commission relating to publicly held companies. See the "Introduction" and Section 13.

WHAT IS THE MARKET VALUE OF YOUR SHARES AS OF A RECENT DATE?

     On Friday, April 28, 2000, the last trading day before we announced the signing of the Merger Agreement, the closing price of Cameron Ashley Building Products, Inc. common stock reported on the New York Stock Exchange was $17.50 per share. On May 11, 2000, the last trading day before we commenced the tender offer, the closing price of Cameron Ashley Building Products, Inc. common stock reported on the New York Stock Exchange was $18.0625 per share. We advise you to obtain a recent quotation for shares of Cameron Ashley Building Products, Inc. common stock in deciding whether to tender your shares. See Section 6.

WHO CAN YOU TALK TO IF YOU HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call MacKenzie Partners, Inc. at (212) 929-5550 (collect) or (800) 322-2885 (toll free). MacKenzie Partners, Inc. is acting as our information agent for the offer. See the back cover of this offer to purchase.

TO THE HOLDERS OF COMMON STOCK OF
  CAMERON ASHLEY BUILDING PRODUCTS, INC.:

                                  INTRODUCTION

     CAB Merger Corp., a Georgia corporation (the "Purchaser"), formed by Guardian Fiberglass, Inc., a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, no par value (the "Common Stock"), of Cameron Ashley Building Products, Inc., a Georgia corporation (the "Company"), and the associated Series A Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of August 19, 1997, as amended, between the Company and SunTrust Bank, Atlanta, as Rights Agent (the "Rights Agreement"), at a purchase price of $18.35 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Until a Distribution Date (as defined in the Rights Agreement), the Rights will be evidenced by and traded with the certificates evidencing the Common Stock. See Section 12 for a brief description of the Rights Agreement and its application to the Offer and the Merger (as defined herein).

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses of SunTrust Bank, Atlanta, which is acting as the Depositary (the "Depositary"), and MacKenzie Partners, Inc., which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY OTHER THAN PARENT AND ITS AFFILIATES AND RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES.

     The Company has advised the Purchaser that Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), the financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee"), has delivered to the Special Committee and the Board of Directors of the Company its written opinion, dated April 28, 2000, to the effect that, as of such date, and based upon and subject to certain matters stated in such opinion, the $18.35 per Share cash consideration to be received by the holders of the Shares (other than Parent and its affiliates) in the Offer and the Merger is fair, from a financial point of view, to such holders. Such opinion is set forth in full as an exhibit to the Company's Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being mailed to shareholders of the Company concurrently herewith. Shareholders are urged to read the full text of such opinion carefully.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS HEREINAFTER DEFINED) THAT NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTS AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY-DILUTED BASIS (THE "MINIMUM CONDITION"), AND (II) THE APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT"), HAVING EXPIRED OR BEEN TERMINATED.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated April 28, 2000 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, as promptly as practicable after the purchase of the Shares pursuant to the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"). In the Merger, the separate corporate existence of the Purchaser will cease, the Company will be the surviving corporation and will continue to be governed by the laws of the State of Georgia and the corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises will continue unaffected by the Merger.

     The Purchaser has entered into a Tender and Option Agreement (the "Tender and Option Agreement") with certain shareholders (the "Tendering Shareholders") of the Company beneficially owning, in the aggregate, 382,574 shares, or approximately 4.3% of the outstanding shares (together with options subject to the Tender and Option Agreement, approximately 12.5% of the outstanding Shares on a fully-diluted basis, as defined in the Merger Agreement). Pursuant to the Tender and Option Agreement, the Tendering Shareholders have agreed, among other things, to (i) grant the Purchaser an irrevocable option (the "Option") to buy all Shares owned of record or beneficially by them from and after the date of the Tender and Option Agreement at $18.35 per share, (ii) in the event such Option is not exercised, validly tender and sell all Shares that are owned of record or beneficially by them prior to the Expiration Date and are subject to the Tender and Option Agreement in the Offer and (iii) vote all of their Shares in favor of the Merger, in each case upon the terms and subject to the conditions set forth in the Tender and Option Agreement. In the event of termination of the Option, or termination of the Merger Agreement under certain circumstances, the Purchaser's Option shall continue for a period of 90 days thereafter so long as (x) all applicable waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been terminated and (y) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority or legislative body or commission prohibiting the exercise of the Option pursuant to this Agreement. The Option will terminate, however, in the event the Merger Agreement is terminated under certain circumstances as described under "Tender and Option Agreement." See Section 12.

     Based on the representations and warranties of the Company contained in the Merger Agreement, there are 10,294,029 shares presently outstanding on a "fully-diluted basis"; accordingly, the Minimum Condition will be satisfied if 5,147,015 Shares are validly tendered and not withdrawn prior to the Expiration Date. As noted, because shareholders beneficially owning a total of 1,283,868 Shares (including options subject to the Tender and Option Agreement) are required to tender (and not withdraw) such Shares pursuant to the Offer, the Minimum Condition will be satisfied by the tender of at least 3,863,147 Shares held by persons other than the Tendering Shareholders. For purposes of the Merger Agreement, "on a fully-diluted basis" means, as of any date, the number of Shares outstanding plus all Shares the Company is then required to issue under employee stock option or other benefit plans, outstanding warrants, outstanding options of any kind, convertible securities, or otherwise (to the extent such options, warrants, convertible securities or other rights are vested or exercisable).

     Consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval of the Merger and the Merger Agreement by the requisite vote of the shareholders of the Company. Under the Georgia Business Corporation Code ("GBCC"), the shareholder vote necessary to approve the Merger will be the affirmative vote of at least a majority of the outstanding Shares, including Shares held by the Purchaser and its affiliates. Accordingly, if the Purchaser acquires a majority of the outstanding Shares, the Purchaser will have the voting power required to approve the Merger without any additional affirmative votes by any other shareholders of the Company. Furthermore, if the Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser will be able to effect the Merger pursuant to the "short-form" merger provisions of the GBCC, without prior notice to, or any action by, any other shareholder of the Company. In such event, the Purchaser intends to effect the Merger as promptly as practicable following the purchase of the Shares in the Offer. See Section 12.

     In connection with the Offer and the Merger, the Board of Directors of the Company has approved an amendment to the Company's Rights Agreement to assure that the Rights are not exercisable as a result of the Offer or the Merger.

     The information contained herein concerning or attributed to the Company has been supplied by the Company, and all other information contained herein has been supplied by Parent and the Purchaser. Although neither the Company nor Parent or the Purchaser have any knowledge that would indicate that any statements contained herein based on the information provided by the other are untrue, neither the Company nor Parent or the Purchaser take any responsibility for the accuracy or completeness of any information provided by the other or for any failure by the other to disclose events that may have occurred and may affect the significance or accuracy of such information but which are unknown to the Company or Parent and the Purchaser, respectively.

     The Merger Agreement and the Tender and Option Agreement are more fully described in Section 12.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with
Section 4. The term "Expiration Date" means 12:00 Midnight, Eastern time, on Friday, June 9, 2000, unless and until the Purchaser (subject to the terms of the Merger Agreement) shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     Subject to the terms of the Merger Agreement, the Tender and Option Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 14 hereof shall have occurred or shall have been determined by the Purchaser to have occurred, (i) to extend the period of time during which the Offer is open, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) to amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary.

     If by 12:00 midnight, Eastern time, on Friday, June 9, 2000 (or any other date or time then set as the Expiration Date), any or all conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement, the Tender and Option Agreement and the applicable rules and regulations of the Commission, to (i) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders,
(ii) waive all the unsatisfied conditions and, subject to complying with the terms of the Merger Agreement, the Tender and Option Agreement and the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.

     There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, waiver, amendment or termination will be followed as promptly as practicable by a press release or public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the press release or announcement be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change), without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

     In the Merger Agreement, the Purchaser has agreed that subject to any rights the Company may have under the Merger Agreement, except as otherwise required by law, it may extend the Offer one or more times, up to July 31, 2000, without the consent of the Company, (i) if at the then scheduled Expiration Date, any of the conditions to the Offer are not satisfied or waived, (ii) if all conditions to the Offer have been satisfied or waived but less than 90% of the outstanding Shares have been validly tendered and not withdrawn, and (iii) for any period required by any rule, regulation, or interpretation of the Commission or its staff applicable to the Offer.

     If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of the Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn, except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for the Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     Pursuant to Rule 14d-11 under the Exchange Act, the Purchaser may, subject to certain conditions, provide a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time from three (3) business days to twenty (20) business days in length, beginning after the Purchaser purchases the Shares tendered in the Offer, during which shareholders may tender, but not withdraw, their Shares and receive the Offer Price.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten (10) business days is generally required to allow for adequate dissemination to shareholders. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     Consummation of the Offer is conditioned upon satisfaction of the Minimum Condition, the expiration or termination of all waiting periods imposed by the HSR Act, and the other conditions set forth in Section 14. Subject to the terms and conditions contained in the Merger Agreement and the Tender and Option Agreement, the Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions.

     The Company has provided the Purchaser with its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of the Shares and will be furnished by the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of the Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all of the Shares validly tendered prior to the Expiration Date, and not properly withdrawn in accordance with Section 4, promptly after the later to occur of (i) the Expiration Date or (ii) the satisfaction or waiver of the conditions set forth in Section 14. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, the Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer).

     Parent currently anticipates filing a Notification and Report Form with respect to the Offer under the HSR Act on or about May 17, 2000. Accordingly, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Eastern time, on the 15th day after the date such form is filed (anticipated to be on or about June 1, 2000, unless early termination of the waiting period is granted). In addition, the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material from Parent. If such a request is made, such waiting period will expire at 11:59 p.m., Eastern time, on the 10th day after substantial compliance by Parent with such request. See Section 15 hereof for additional information concerning the HSR Act and the applicability of other antitrust laws to the Offer.

     In all cases, payment for the Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (the "Share Certificates") or timely confirmation (the "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, the Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares; any such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4.

     If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or otherwise, certificates for any such Shares will be returned, without expense to the tendering shareholders (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

     If, prior to the Expiration Date, the Purchaser increases the consideration to be paid per Share pursuant to the Offer, the Purchaser will pay such increased consideration for all such Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

     Shareholders of the Company will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. If Right Certificates have been distributed to holders of Shares prior to the consummation of the Offer, Right Certificates representing a number of Rights equal to the number of Shares being tendered must be delivered to the Depositary in order for such Shares to be validly tendered. If Right Certificates have not been distributed prior to the time Shares are accepted for payment by the Purchaser, a tender of Shares will also constitute a tender of the associated Rights.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURE FOR TENDERING SHARES

     Valid Tender. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates for tendered Shares must be received by the Depositary along with the Letter of Transmittal at one of such addresses or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below (and a Book-Entry Confirmation received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

     THE METHOD OF DELIVERY OF THE SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND SOLE RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of Shares (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) such Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of a recognized Medallion Signature Guarantee

Program approved by The Securities Transfer Association, Inc. (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for the Shares not tendered or not accepted for payment are to be issued to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instruction 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for the Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all the following conditions are met:

          (1) such tender is made by or through an Eligible Institution;

          (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith is received by the Depositary, as provided below, prior to the Expiration Date; and

          (3) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for the Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares or a Book-Entry Confirmation with respect to such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     The valid tender of the Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 31%. All shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 10 to the Letter of Transmittal.

     Appointment as Proxy. By executing the Letter of Transmittal, the tendering shareholder will irrevocably appoint designees of the Purchaser as the shareholder's attorney-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after April 28, 2000. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such acceptance for payment, all prior powers of attorney and proxies given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares or other securities or rights in respect of any annual, special or adjourned meeting of the Company's shareholders, or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for the Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting and other rights with respect to such Shares and other securities or rights, including voting at any meeting of shareholders then scheduled.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of the Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the Tender and Option Agreement, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares, whether or not similar defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. The Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 11, 2000 (or such later date as may apply if the Offer is extended).

     If the Purchaser extends the Offer, is delayed in its acceptance for payment of the Shares or is unable to accept the Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for the Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If the Shares have been tendered pursuant to the procedures for book-entry transfer set forth in
Section 3, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The receipt of cash for the Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for federal income tax purposes a tendering shareholder will recognize gain or loss in an amount equal to the difference between the cash received and the shareholder's adjusted tax basis in the Shares tendered by the shareholder and purchased pursuant to the Offer or the Merger, as the case may be. Gain or loss will be calculated for each Share tendered and purchased pursuant to the Offer (or canceled pursuant to the Merger). For federal income tax purposes, such gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the shareholder, and a long-term capital gain or loss if the shareholder's holding period is more than one year as of the date of the sale of the Shares or the effective date of the Merger, as the case may be.

     THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND IS BASED ON THE LAW AS CURRENTLY IN EFFECT. THE TAX TREATMENT OF EACH SHAREHOLDER WILL DEPEND IN PART UPON SUCH SHAREHOLDER'S PARTICULAR SITUATION. SPECIAL TAX CONSEQUENCES NOT DESCRIBED HEREIN MAY BE APPLICABLE TO PARTICULAR CLASSES OF TAXPAYERS, SUCH AS FINANCIAL INSTITUTIONS, BROKER-DEALERS, PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES THROUGH THE EXERCISE OF ANY EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION. ALL SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS.

6. PRICE RANGE OF THE SHARES; DIVIDENDS

     According to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 (the "Company Form 10-K"), the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000 (the "Company Form 10-Q") and information supplied to the Purchaser by the Company, since June 17, 1998, the Shares have been traded on the New York Stock Exchange ("NYSE") under the trading symbol "CAB." Prior to June 17, 1998, the Shares were traded on the Nasdaq National Market System ("Nasdaq") under the trading symbol "CABP." The following table sets forth, for the periods indicated, the high and low closing bid prices per Share on the NYSE and Nasdaq, as applicable, for the periods indicated.

                                                               HIGH        LOW
                                                               ----        ---
Fiscal year ended October 31, 1998:
  November 1, 1997 through January 31, 1998..............    $19.0000    $13.7500
  February 1, 1998 through April 30, 1998................     20.5000     14.7500
  May 1, 1998 through July 31, 1998......................     22.3750     14.8750
  August 1, 1998 through October 31, 1998................     16.3750      9.5630
Fiscal year ended October 31, 1999:
  November 1, 1998 through January 31, 1999..............    $13.3750    $10.8750
  February 1, 1999 through April 30, 1999................     13.3750      8.7500
  May 1, 1999 through July 31, 1999......................     12.7500     10.0000
  August 1, 1999 through October 31, 1999................     12.2500      8.1250
Fiscal year ending October 31, 2000:
  November 1, 1999 through January 31, 2000..............    $13.8125    $ 7.7500
  February 1, 2000 through April 30, 2000................     17.8125     13.8125
  May 1, 2000 through May 11, 2000.......................     18.0625     18.0000

     On April 28, 2000, the last full trading day before the public announcement of the execution of the Merger Agreement and the Purchaser's intention to acquire the Shares pursuant to the Offer, the reported closing sales price of the Shares on the NYSE was $17.50. On May 11, 2000, the last full trading day prior to the date of this Offer to Purchase, the reported closing sales price of the Shares on the NYSE was $18.0625 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has never paid or declared cash dividends on the Shares. Certain agreements pertaining to the Company's long-term indebtedness contain covenants that restrict the Company's ability to pay dividends.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NEW YORK STOCK EXCHANGE QUOTATION, EXCHANGE ACT REGISTRATION AND MARGIN SECURITIES

     Effect on the Market for the Shares. The purchase of the Shares pursuant to the Offer will reduce the number of holders of the Shares and the number of Shares that might otherwise trade publicly. Consequently, depending upon the number of Shares purchased and the number of remaining holders of the Shares, the purchase of the Shares pursuant to the Offer may adversely affect the liquidity and market value of the remaining Shares held by the public. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     Stock Quotations. The Shares are currently listed and traded on the NYSE, which constitutes the principal trading market for the Shares. Depending upon the aggregate market value and the number of Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. According to its published guidelines, the NYSE would give consideration to delisting the Shares if, among other things, the number of publicly held Shares falls below 600,000, the total number of holders of Shares falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 Shares for the last twelve months). The Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of more than 10% or more of the Shares, ordinarily will not be considered as being publicly held for this purpose.

     If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet the requirements for continued listing on the NYSE, the market for the Shares could be adversely affected. In the event the Shares are no longer eligible for listing on the NYSE, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares at such time, the interest in maintaining a market in such

Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if such Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission, and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholder meetings and the related requirement of an annual report to shareholders, and the requirements of Rule 13e-3 with respect to going-private transactions, no longer applicable with respect to the Shares or to the Company. Furthermore, if registration of the Shares under the Exchange Act were terminated, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If the Shares were no longer registered under the Exchange Act, the Shares would no longer be eligible for NYSE listing. Parent and the Purchaser intend to cause the Company to make an application for termination of registration of the Shares as soon as possible after consummation of the Offer if the Shares are then eligible for such termination.

     Margin Securities. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on such Shares as collateral. Depending on factors similar to those described above regarding listing and market quotations, it is possible the Shares would no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for loans made by brokers. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities."

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     The historical information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither the Purchaser nor the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

     The Company is a Georgia corporation with its principal executive offices located at 11651 Plano Road, Dallas, Texas 75243, where its telephone number is
(214) 860-5100. The Company is a leading North American distributor of a broad line of building products that are used principally in home improvement, remodeling and repair work and in new residential and commercial construction. The Company's product lines include roofing, millwork, pool and patio enclosure materials, insulation, vinyl siding, industrial metals and a variety of other building materials. The Company distributes its products through its extensive 167-branch network to independent building materials dealers, professional builders, large contractors and mass merchandisers and national co-ops in all 50 U.S. states and throughout Canada.

     Set forth below is certain selected historical consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the information contained in the Company Form 10-K and Company Form 10-Q, which are incorporated by reference herein. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                  THREE MONTHS ENDED
                                     JANUARY 31,                       FISCAL YEAR ENDED OCTOBER 31,
                                 --------------------    ----------------------------------------------------------
                                   2000        1999         1999         1998        1997        1996        1995
                                   ----        ----         ----         ----        ----        ----        ----
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenue......................    $255,789    $223,417    $1,138,377    $899,217    $761,590    $604,710    $503,691
Cost of sales................     205,912     178,677       911,588     721,300     611,753     485,595     408,528
                                 --------    --------    ----------    --------    --------    --------    --------
Gross profit.................      49,877      44,740       226,789     177,917     149,837     119,115      95,163
Operating expense............      48,080      41,828       184,950     143,835     125,684      95,689      75,927
Re-engineering and system
  conversion.................         567         339         2,578       1,545          --          --          --
                                 --------    --------    ----------    --------    --------    --------    --------
Income from operations.......       1,230       2,573        39,261      32,537      24,153      23,426      19,236
Interest expense.............       3,225       2,582        11,664       8,019       5,750       3,910       3,376
Minority interest............        (415)          0          (159)         --          --          --          --
                                 --------    --------    ----------    --------    --------    --------    --------
Income (loss) before income
  taxes......................      (1,580)         (9)       27,756      24,518      18,403      19,516      15,860
Provision for income taxes...        (376)         34        10,690       9,224       7,084       7,447       5,985
                                 --------    --------    ----------    --------    --------    --------    --------
Income (loss) before
  extraordinary charge.......      (1,204)        (43)       17,066      15,294      11,319      12,069       9,875
                                 --------    --------    ----------    --------    --------    --------    --------
Extraordinary charge -- early
extinguishment of debt, net
  of income tax..............          --          --            --          --          --         245          --
                                 --------    --------    ----------    --------    --------    --------    --------
Net income (loss)............     $(1,204)       $(43)      $17,066     $15,294     $11,319     $11,824      $9,875
                                 ========    ========    ==========    ========    ========    ========    ========
Net income (loss) per share
  before extraordinary
  charge:
  Basic......................      $(0.14)      $0.00         $1.97       $1.65       $1.23       $1.36       $1.22
  Diluted....................      $(0.14)      $0.00         $1.94       $1.61       $1.30       $1.30       $1.15
Net income (loss) per share:
  Basic......................      $(0.14)      $0.00         $1.97       $1.65       $1.23       $1.33       $1.22
  Diluted....................      $(0.14)      $0.00         $1.94       $1.61       $1.20       $1.28       $1.15
Weighted average shares
  outstanding (in thousands):
  Basic......................       8,695       8,646         8,661       9,250       9,195       8,879       8,068
  Diluted....................       8,695       8,646         8,816       9,501       9,447       9,249       8,621

                                    AS OF JANUARY 31,                         AS OF OCTOBER 31,
                                   --------------------    --------------------------------------------------------
                                     2000        1999        1999        1998        1997        1996        1995
                                     ----        ----        ----        ----        ----        ----        ----
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Accounts receivable, net.....    $143,009    $183,453    $183,453    $148,392    $115,687    $ 92,932    $ 75,502
  Inventories..................     128,903     112,896     112,896      99,810      82,298      64,644      51,780
  Total assets.................     412,356     435,596     435,596     361,733     293,251     219,670     175,067
  Accounts payable and accrued
    expenses...................      96,576     125,522     125,522     105,002      88,420      69,795      51,679
  Long-term debt, less current
    maturities.................     161,785     155,224     155,224     135,051      79,480      52,078      38,264
  Shareholders' equity.........     132,353     133,022     133,022     114,965     108,927      95,609      82,986

     Available Information. The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Copies may also be obtained by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The reports, proxy statements and other information filed by the Company with the Commission are also available from commercial document retrieval services and may be accessed electronically at the Commission's Internet world wide web site, the address of which is http://www.sec.gov.

9. CERTAIN INFORMATION CONCERNING GUARDIAN INDUSTRIES, PARENT AND THE PURCHASER

     Guardian Industries Corp. ("Guardian Industries") is a Delaware corporation with its principal offices located at 2300 Harmon Road, Auburn Hills, Michigan 48326, and its telephone number is (248) 340-1800. Guardian Industries, along with its subsidiaries and affiliates ("Guardian"), is a multinational manufacturing group of companies with operations in three principal business groups: flat glass manufacturing and fabrication for the construction industry, automotive products focused on automotive glass and exterior trim, and building products (principally fiberglass insulation manufacturing and building products distribution). Guardian operates facilities in 17 countries and employs approximately 15,000 people, and is one of the largest global manufacturers of flat glass and fabricated glass products for the commercial and residential construction industries. Guardian is also a supplier of vehicle glass and exterior trim systems to the global automotive industry. In addition, Guardian is the fourth largest manufacturer of fiberglass in the world and occupies a growing position in the building materials distribution business. Guardian Industries is a privately-owned company and William Davidson is its controlling shareholder. No shareholder other than William Davidson owns greater than five percent of the voting shares of Guardian Industries.

     Parent is a Delaware corporation with its principal offices also located at 2300 Harmon Road, Auburn Hills, Michigan 48326, and its telephone number is also
(248) 340-1800. It is a wholly-owned subsidiary of Guardian Industries. Parent's primary business is the manufacture and distribution of private label fiberglass insulation for the United States and Canadian residential construction and remodeling markets. Parent manufactures a broad line of fiberglass insulation products at plants in Michigan, West Virginia, Mississippi and Ontario, Canada (through an affiliate), and intends to begin operations at a fifth plant in Kingman, Arizona in the second quarter of 2000. In addition, Parent owns a substantial interest in, and has significant management control of, Builder Marts of America, Inc. ("BMA"), a leading nationwide distributor of building materials to over 2,700 customers. BMA is a buying group for forest products, building materials, millwork and hardlines. Headquartered in Greeneville, South Carolina, BMA operates regional sales offices in Oregon, New York, Georgia, Illinois, California and Arizona.

     The Purchaser is a Georgia corporation and is a wholly-owned subsidiary of Parent. The principal offices of the Purchaser are also located at 2300 Harmon Road, Auburn Hills, Michigan 48326, and its telephone number is also (248) 340-1800. The Purchaser has not carried on any activities other than in connection with the Merger Agreement.

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Guardian Industries, Parent and the Purchaser are set forth in
Schedule I to this Offer to Purchase.

     Except as provided in the Merger Agreement, the Tender and Option Agreement or as otherwise described in this Offer to Purchase, (i) none of Guardian Industries, Parent, the Purchaser nor, to the best knowledge of Guardian Industries, Parent and the Purchaser, any of the persons listed in Schedule I to this

Offer to Purchase or any associate or majority-owned subsidiary of Guardian Industries, Parent or the Purchaser or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Guardian Industries, Parent, the Purchaser nor, to the best knowledge of Guardian Industries, Parent, and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

     Except as provided in the Merger Agreement, the Tender and Option Agreement or as otherwise described in this Offer to Purchase, none of Guardian Industries, Parent, the Purchaser nor, to the best knowledge of Guardian Industries, Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     None of the persons listed in Schedule I have, during the past five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

     None of Guardian Industries, Parent or the Purchaser is subject to the informational filing requirements of the Exchange Act and none of Guardian Industries, Parent or the Purchaser is obligated to file reports or other information with the Commission.

10. SOURCE AND AMOUNT OF FUNDS

     The total amount of funds required by the Purchaser to purchase the Shares pursuant to the Offer and the Merger is estimated to be approximately $160.0 million. The Purchaser will obtain such funds from Parent who will obtain such funds from internally generated funds, including short-term borrowings in the ordinary course of its business and/or from Guardian Industries. The Offer is not conditioned on any financing arrangements.

11. BACKGROUND OF THE OFFER AND THE MERGER; PAST CONTACTS OR NEGOTIATIONS WITH THE COMPANY

     Before January 2000, executives of Parent and Guardian Industries were familiar with the business and operations of the Company because both Parent and the Company are active in the building products industry, BMA was a customer of the Company and Parent and BMA sold products to some of the same customers as the Company. Prior to January 2000, executives of Parent and Guardian Industries had been studying the possibility of a business combination with the Company and preparing to make an offer to purchase the Company. In connection with this study and preparation, BMA purchased 5,500 Shares at $8 7/8 per Share on December 14, 1999, which Shares BMA continues to beneficially own. In January 2000, BMA, Parent and Guardian Industries continued their study of the Company.

     On January 18, 2000, the Company publicly announced it had entered into a definitive agreement with an investment group comprised of CGW Southeast Partners IV, L.P., an investment fund affiliated with several directors of the Company, Citicorp Venture Capital, Ltd., a subsidiary of Citigroup Inc., and certain members of the Company's senior management (collectively, the "Investment Group"), pursuant to which the Investment Group would acquire all of the outstanding Shares at $15.10 per Share (the "CBP Merger Agreement"). The Company entered into the CBP Merger Agreement following the unanimous recommendation by a special committee of outside directors (the "Special Committee"). Credit Suisse First Boston advised the Special Committee in the transaction. Immediately after this announcement, executives of Parent and Guardian Industries assembled a team of employees and advisors to accelerate and complete the research that had already been in progress regarding the Company and to prepare an offer for the purchase of the Company at a price higher than that offered by the Investment Group.

     On January 21, 2000, representatives of Guardian Industries notified the Special Committee's financial advisor that Guardian Industries was interested in making a competing bid for the Company. On February 1, 2000, Guardian Industries sent the Special Committee a letter in which Guardian Industries offered to acquire all of the outstanding Shares for $17.00 per Share and requested an opportunity to meet. On February 7, 2000, the Company and Guardian Industries executed a confidentiality agreement and meetings were held in Atlanta and Dallas between representatives of the Company, the Special Committee, Credit Suisse First Boston and Guardian Industries. On February 10, 2000, Guardian Industries and the Company executed a revised confidentiality agreement, and Guardian Industries' representatives and advisors began a due diligence examination of the Company.

     On February 10, 2000, Bradco Supply Corporation and Barry Segal (collectively, the "Bradco Group") jointly filed a Schedule 13D with the Commission to report that they had together purchased approximately 444,900 Shares (approximately 5.13% of the outstanding Shares). The Bradco Group stated that it believed the Investment Group's proposed acquisition price of $15.10 per Share to be inadequate and that it was seeking to purchase approximately 60% of the outstanding Shares at $16.25 per Share in the open market or in privately negotiated transactions. It further indicated its intent to merge Bradco Supply Corporation's operations into the Company and work with the Company's management to grow the combined companies.

     On February 11, 2000, the Company announced that it had received an unsolicited proposal from Guardian Industries to acquire all of the outstanding Shares at $17.00 per Share, which proposal was subject to due diligence, negotiation of a definitive agreement and regulatory approval. Guardian Industries made a separate announcement of its offer the same day. Subsequently, the Special Committee notified the Bradco Group that it was considering Guardian Industries' proposal and, in light of the superior terms of that offer, did not believe that further consideration of the Bradco Group's proposal was warranted at that time.

     On February 16, 2000, the Bradco Group filed an amended Schedule 13D to report an increase in its ownership of Shares, and on February 18, 2000, the Bradco Group further amended its Schedule 13D filing to report that it intended to hold its Shares for investment purposes.

     Between January 24, 2000 and January 31, 2000, a total of five separate shareholder lawsuits were filed against the Company and its individual directors, each alleging, among other things, breach of fiduciary duties and unfair dealing in connection with the announced merger transaction by the Company and the Investment Group. Each suit was purportedly filed on behalf of the Company's shareholders and contained allegations challenging the adequacy and fairness of the CBP Merger Agreement. On February 24, 2000, a temporary restraining order was issued by the Dallas County Court that temporarily restrained the Company and its directors from abiding by the nonsolicitation provision clause and the termination fee payment provisions of the CBP Merger Agreement and from triggering the Rights Agreement with respect to any potential bidders who offer $15.10 per Share or more for all of the outstanding Shares.

     Prior to the completion of Guardian Industries' due diligence examination, the Investment Group advised the Special Committee that it was increasing its offer to acquire all of the Shares to $18.25 per Share and that it had obtained a financing commitment for up to $30 million in additional funds from Owens Corning, a significant supplier to the Company, to support the increased price. On March 20, 2000, Guardian Industries was advised of this development. On March 26, 2000, the Special Committee met and reviewed the situation, and concluded that it was advisable to recommend that the Company accept the revised proposal from the Investment Group. On March 27, 2000, the Board of Directors approved the revised proposal and executed an amendment to the CBP Merger Agreement which increased the merger price to $18.25 per Share.

     Thereafter, Guardian Industries advised representatives of the Special Committee that Guardian Industries remained interested in acquiring the Company and additional discussions were had between representatives of Guardian Industries and the Special Committee and their advisors. On April 3, 2000, Guardian Industries delivered to the Special Committee a letter offering to acquire all of the outstanding Shares for $18.50 per Share through a cash tender offer followed by a merger and without any financing condition. The Special Committee met on April 7, 2000 to consider Guardian Industries' offer which by its terms expired at 5:00 p.m. on that date. On the same date prior to the Special Committee meeting, the Investment Group delivered a letter to the Special Committee indicating that it intended to increase its offer to $19.00 per Share and that it was obtaining revised financing commitment letters in order to permit it to so increase its offer. Prior to the Special Committee meeting, representatives of the Special Committee informed representatives of Guardian Industries of this development and gave Guardian Industries the opportunity to increase its offer or extend its expiration date, which it declined to do. At its meeting later that day, the Special Committee reviewed and discussed the status of the competing bids. Shortly after the meeting, representatives of the Special Committee contacted representatives of Guardian Industries and indicated that, if Guardian Industries was willing to offer $19.50 per Share and sign an agreement promptly, the Special Committee was prepared to recommend acceptance to the Company's Board of Directors. On April 10, 2000, Guardian Industries representatives responded to the Special Committee's proposal by indicating that Guardian Industries was not prepared to offer $19.50 per Share and that Guardian Industries would wait for further developments. The Special Committee then asked both Guardian Industries and the Investment Group to submit their best and final offers on or before April 13, 2000. On April 13, 2000, Guardian tendered a letter to counsel for the Special Committee while the Investment Group notified the committee that it needed an additional day before submitting its best and final offer. The Special Committee extended the deadline one day to April 14, 2000. On April 14, 2000, the Investment Group delivered a letter to the Special Committee offering to purchase all of the outstanding Shares for $19.50 per Share and Guardian Industries delivered a letter to the Special Committee offering to purchase all the outstanding Shares for $18.50 per Share. The offer from the Investment Group was subject to a financing condition while Guardian's offer was not.

     On April 17, 2000, the Special Committee met to consider the respective offers. Shortly before the meeting Guardian Industries delivered a letter to the Special Committee withdrawing its $18.50 per Share offer and, during the Special Committee meeting, counsel to the Investment Group contacted the Special Committee and requested that no action on the Investment Group's offer be taken before contacting representatives of the Investment Group. As a result, the Special Committee adjourned its meeting. Later that day, representatives of the Special Committee contacted representatives of the Investment Group, who informed them that the Investment Group's $19.50 per Share offer was being withdrawn, but that the amended CBP Merger Agreement to pay $18.25 per Share remained in effect. After these developments, representatives of the Special Committee contacted representatives of Guardian Industries to explain what had happened and requested that Guardian Industries reconsider the withdrawal of its $18.50 per Share offer. During the following week, various conversations were held between representatives of the Special Committee and the Investment Group and between representatives of Guardian Industries and the Special Committee.

     On April 27, 2000, Guardian Industries delivered a letter to the Special Committee proposing to acquire all of the outstanding Shares for $18.35 per Share and additionally proposing to increase the expense reimbursement and break-up fee provision in the proposed Guardian Industries agreement from $5 million to $8 million. After receiving Guardian Industries' proposal, the Special Committee met later that night to review and consider the situation and, after discussion and receipt of an oral fairness opinion (which was later confirmed in writing) from Credit Suisse First Boston, concluded to approve the Guardian Industries proposal and recommend its acceptance by the full board of the Company. On April 28, 2000, the full board of the Company met to receive the recommendation of the Special Committee, and after review and discussion, unanimously approved Guardian Industries' current proposal. Later that day, the Merger Agreement was signed by the Company, Parent and the Purchaser and on May 1, 2000, the transaction was publicly announced.

     Except as set forth in this Offer to Purchase, none of Guardian Industries, Parent, the Purchaser nor, to the best knowledge of Guardian Industries, Parent and the Purchaser, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Guardian Industries or any of its subsidiaries or, to the best knowledge of Guardian Industries, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT; TENDER AND OPTION AGREEMENT; OTHER AGREEMENTS; OTHER MATTERS

PURPOSE OF THE OFFER AND THE MERGER

     The purpose of the Offer and the Merger is to enable Parent, through the Purchaser, to acquire the entire equity interest in the Company. The Offer is intended to increase the likelihood that the Merger will be completed promptly. Parent regards the acquisition of the Company as an attractive opportunity to further develop its distribution strategy and to create additional growth opportunities.

PLANS FOR THE COMPANY

     If and to the extent that the Purchaser acquires control of the Company, Parent and the Purchaser intend to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things and subject to the terms of the Merger Agreement, changes in the Company's business, corporate structure, articles of incorporation, bylaws, capitalization and/or management.

     Except as noted in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company or any subsidiary of the Company or any other material changes in the Company's capitalization, corporate structure, business or composition of its management or Board of Directors.

THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference, and a copy of which has been filed with the Commission as an exhibit to the Schedule TO. The Merger Agreement may be examined, and copies thereof may be obtained at the place and in the manner, as set forth in Section 8 above.

     The Offer. The Merger Agreement provides that Parent will cause the Purchaser to commence the Offer as promptly as practicable, but in no event later than ten (10) business days after the date of the public announcement of the execution of the Merger Agreement, and that upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, including, without limitation, the Minimum Condition, the Purchaser will accept for payment and pay for the Shares tendered as soon as practicable after it is legally permitted to do so under applicable law. The Merger Agreement further provides that, without the written consent of the Company, the Purchaser shall not decrease the Offer Price, decrease the number of Shares sought, change the form of consideration to be paid in the Offer, increase the Minimum Condition, extend the Offer or amend or add to the Offer any other offer conditions or amend, add or waive any other condition of the Offer in any manner adverse to the Company or the holders of the Shares, except that the Purchaser may, without the consent of the Company, extend the Offer one or more times, up to July 31, 2000, (i) if at the then scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to accept for payment and pay for shares of Common Stock shall not be satisfied or waived, (ii) if all conditions to the Purchaser's obligations to accept payment for the Shares have been satisfied or waived but less than ninety percent (90%) of the outstanding shares of Common Stock have been validly tendered and not withdrawn; and (iii) for any period required by any rule, regulation or interpretation of the Commission or its staff applicable to the Offer.

     For purposes of the Merger Agreement, "Minimum Condition" means that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with any Shares beneficially owned by Parent or the Purchaser, represents at least a majority of the Shares outstanding, on a fully-diluted basis on the date of purchase, and "on a fully-diluted basis" means, as of any date, the number of Shares outstanding plus all the Shares which the Company is then required to issue pursuant to obligations outstanding at that date under employee stock option or other benefit plans, outstanding warrants, outstanding options of any kind, convertible securities, or otherwise (to the extent such options, warrants, convertible securities or other rights are vested or exercisable).

     The Merger. The Merger Agreement provides that subject to the terms and conditions thereof, at the effective time of the Merger (the "Effective Time") the Purchaser will be merged with and into the Company and the separate corporate existence of the Purchaser will thereupon cease. The Company will be the successor or the surviving corporation in the Merger (the "Surviving Corporation") and will continue to be governed by the laws of the State of Georgia. The separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

     The respective obligations of the parties to effect the Merger are subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions: (a) if required by applicable law, the Merger and the Merger Agreement shall have been approved and adopted by the affirmative vote of the shareholders of the Company by the requisite vote; (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental entity of competent jurisdiction which prohibits, restrains, enjoins or restricts the consummation of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding the consummation of the Merger;
(c) all consents of, filings and registrations with, and notifications to, all governmental entities required for the consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law for consummation of the Merger shall have expired; (d) each party to the Merger Agreement shall have obtained any and all consents required for consummation of the Merger or for the preventing of any default under any contract or permit of such party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company or the Purchaser, as applicable; and (e) the Purchaser shall have purchased Shares sufficient to meet the Minimum Condition pursuant to the Offer.

     Company Board of Directors. The Merger Agreement provides that promptly upon the purchase of and acceptance for payment for any Shares (including, without limitation, all Shares subject to the Tender and Option Agreement) by the Purchaser or any affiliate of the Purchaser pursuant to the Offer or the Tender and Option Agreement which represents the Minimum Condition, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors then serving on such Board (after giving effect to the directors designated by the Purchaser) multiplied by the ratio of the aggregate number of Shares beneficially owned by the Purchaser and any of its affiliates to the total number of Shares then outstanding. The Company is required, upon request of the Purchaser, to take all action necessary to cause the Purchaser's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the size of the Company's Board of Directors or, at the Company's election, securing the resignations of such number of its incumbent directors as is necessary to enable the Purchaser's designees to be so elected or appointed to the Company's Board of Directors, and shall cause the Purchaser's designees to be so elected or appointed. At such time, the Company also is required to cause persons designated by the Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company's Board of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. In the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time, the Company's Board of Directors shall have at least two directors who were directors of the Company on April 28, 2000 (the "Company Directors"). In the event that the Purchaser's designees are elected to the Board, after the acceptance for payment of shares of Common Stock pursuant to the Offer and prior to the Effective Time, the affirmative vote of the Company Directors shall be required to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (c) extend the time for performance of the Purchaser's obligations under the Merger Agreement or (d) take any other action by the Company's Board of Directors in connection with the Merger Agreement. The Merger Agreement further provides that the Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, including mailing to the shareholders as part of the Schedule 14D-9 the information required by such Section 14(f) and Rule 14f-1, as is necessary to enable the Purchaser's designees to be elected to the Company's Board of Directors.

     At the Effective Time, the then directors of the Purchaser will be the initial directors of the Company, as the Surviving Corporation, each to hold office in accordance with the Restated Articles and the Bylaws of the Company, as the Surviving Corporation, until each such director's successor is duly elected or appointed and qualified.

     Company Stock Options and Warrants. At or immediately prior to the Effective Time, each outstanding stock option to purchase Shares granted under any stock option plan, compensation plan or arrangement of the Company or outstanding warrant to purchase Shares shall be canceled and the holder of each such option or warrant (whether or not then vested or exercisable) shall be paid by the Company promptly after the Effective Time for each such option or warrant an amount equal to the product of (a) the excess, if any, of the merger consideration ($18.35 per Share) over the applicable exercise price per Share and (b) the number of Shares each holder could have purchased (assuming full vesting and exercisability of such option or warrant) had such holder exercised such option or warrant in full immediately prior to the Effective Time.

     Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, (i) as soon as reasonably practicable following the acceptance for payment and purchase of Shares sufficient to meet the Minimum Condition by the Purchaser pursuant to the Offer, duly call, give notice of, convene and hold a special meeting of its shareholders (the "Special Meeting"), for the purpose of considering and taking action upon the approval of the Merger and the approval and adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its best efforts to obtain and furnish the information required to be included by the Company in the Company Proxy Statement (as defined below) and, after consultation with the Purchaser, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Company Proxy Statement") to be mailed to its shareholders at the earliest practicable time;
(iii) use its reasonable efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders; (iv) incorporate into the Company Proxy Statement written information provided by Parent concerning Parent and the Purchaser required to be included in the Company Proxy Statement; and (v) include in the Company Proxy Statement the recommendation of the Company's Board of Directors that the shareholders of the Company vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The Purchaser agreed that it shall, and shall cause any permitted assignee to, vote all Shares then owned by it which are entitled to vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

     The Merger Agreement provides that in the event that the Purchaser or any permitted assignee of the Purchaser acquires at least 90% of the outstanding Shares, the parties will, subject to the conditions of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without approval of the Company's shareholders in accordance with the GBCC.

     Interim Operations. In the Merger Agreement, the Company agreed that, except as otherwise expressly provided, the Company will not, and will not permit its subsidiaries to, without the prior written consent of Parent:

          (i) amend or propose to amend the charter, bylaws or other governing instruments of the Company or any of its subsidiaries;

          (ii) authorize for issuance, issue, sell, deliver, or agree or commit to issue, sell or deliver, dispose of, encumber or pledge (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any securities, except as disclosed in the disclosure schedules to the Merger Agreement or as required by agreements with the Company's employees under the Company's benefit plans as in effect as of the date of the Merger Agreement, or amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement, except as specifically contemplated by the Merger Agreement;

          (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities, except intercompany cash dividends in the ordinary course of business;

          (iv) (a) incur or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit in the ordinary course of business and in amounts not in excess of an aggregate of $1,000,000 (on a consolidated basis); (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business consistent with past practice and in amounts not material to the Company and its subsidiaries, taken as a whole, and except for obligations of wholly-owned subsidiaries of the Company to the Company or to other wholly-owned subsidiaries of the Company; (c) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company or customary advances to employees in the ordinary course of business consistent with past practice for reasonable business expenses not to exceed an aggregate amount of $5,000 outstanding to any employee at any time) or make any change in its existing borrowing or lending arrangements for or on behalf of any such person, whether pursuant to a benefit plan of the Company or otherwise; (d) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (e) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon;

          (v) adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, merger, restructuring or recapitalization of the Company or any of its subsidiaries;

          (vi) (a) make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants (other than general increases in wages to employees in the ordinary course consistent with past practice or other increases in each such instance as disclosed in the disclosure schedules to the Merger Agreement) or to persons providing management services; (b) pay any severance or termination cost or any bonus other than pursuant to written contracts in effect on the date of the Merger Agreement or disclosed in the disclosure schedules to the Merger Agreement) or enter into or amend any severance agreements with officers of the Company or any subsidiary; (c) make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than customary advances to employees in the ordinary course of business consistent with past practice for reasonable business expenses not to exceed an aggregate amount of $5,000 outstanding to any employee at any time); (d) adopt, amend or terminate any new or existing benefit plan (other than as required by applicable law); (e) permit a new option period to commence under the Company's employee stock purchase plan after the Special Meeting; or (f) make any expenditures for business entertainment purposes for any single event or occasion in excess of $1,000;

          (vii) acquire, sell, transfer, lease, encumber or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries, taken as a whole, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice which would be material to the Company and its subsidiaries, taken as a whole;

          (viii) except as may be required as a result of a change in law or in United States generally accepted accounting principles, change any of the tax or accounting principles or practices used by it or make any material tax election or amend any tax return previously filed or settle any material audit;

          (ix) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (x) (a) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (b) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to the Company and its subsidiaries, taken as a whole; (c) authorize any new capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000; (d) make any capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000, provided, however, that no capital expenditures shall be made (I) to implement any information technology projects, (II) for transportation equipment, or (III) in respect of Field Marketing & Management, Inc.; (e) take any action whatsoever to implement or install the JD Edwards Software Program at any location at which the JD Edwards Software Program is not currently installed; or (f) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited under the Merger Agreement;

          (xi) discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities fully reflected or reserved against in, or contemplated by, the consolidated October 31, 1999 audited financial statements (or the notes thereto) of the Company and its subsidiaries or incurred in the ordinary course of business consistent with past practice;

          (xii) permit any insurance policy naming the Company as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent, unless the Company shall have obtained a comparable replacement policy;

          (xiii) enter into or amend any employment contract between the Company or any subsidiary and any person having a base salary thereunder in excess of $100,000 per year (unless such amendment is required by law) that the Company or any subsidiary does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time;

          (xiv) commence or settle any litigation other than in accordance with past practice and, with respect to any settlement, for an amount greater than $100,000;

          (xv) enter into, modify, amend or terminate any material contract (including any standstill agreement, loan contract with an unpaid balance exceeding $100,000 or any of the agreements referred to in Section 5.10 of the Merger Agreement) or waive, release, compromise or assign any material rights or claims, except for modifications, in the ordinary course of business and consistent with past practice, to quantities specified in purchase orders;

          (xvi) take any action that would adversely affect the ability of any party to the Merger Agreement to perform its covenants and agreements under the Merger Agreement;

          (xvii) take any action that would cause an event of default under any material contract;

          (xviii) cause (or permit to exist) any circumstances that would result in a material adverse effect to the Company; or

          (xix) take, or agree in writing or otherwise to take, any of the actions described above or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect as of the date when made.

     No Solicitation. In the Merger Agreement, the Company has agreed that the Company and its subsidiaries will not, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or knowingly encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) a substantial portion of the assets of, or a substantial equity interest in, the Company or any of its subsidiaries or any recapitalization, business combination or similar transaction with the Company or any of its subsidiaries (any such proposal or offer being an "Acquisition Proposal") or participate in any negotiations regarding, or furnish to any other person any non-public information with respect to, or take any other action to knowingly facilitate the making of an Acquisition Proposal. Notwithstanding the foregoing, (a) the Company may engage in discussions or negotiations with a third party who seeks to initiate such discussions or negotiations and may furnish such third party information concerning the Company and its subsidiaries, in each case only in response to a request for such information or access which was not solicited, initiated or knowingly encouraged by the Company or any of its affiliates, (b) the Company's Board of Directors or the Special Committee may take and disclose to the Company's shareholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act and (c) following receipt of an Acquisition Proposal from a third party, the Company's Board of Directors or the Special Committee may withdraw or modify its recommendation with respect to the Merger, but in each case referred to in the foregoing clauses only to the extent that the Company's Board of Directors or the Special Committee shall conclude in good faith after consultation with legal counsel that the failure to take such action could reasonably be determined to be a breach of the Company's Board of Directors' or the Special Committee's fiduciary obligations to the Company's shareholders under applicable law.

     In connection with any party's Acquisition Proposal, the Company is required to enter into an appropriate confidentiality agreement with such party. The Company is required to immediately cease all existing activities, discussions and negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal. From and after the execution of the Merger Agreement, the Company is required to promptly notify the Purchaser of the receipt of any Acquisition Proposal, and, in any such notice to the Purchaser, shall indicate in reasonable detail the material terms thereof and the identity of the other party or parties involved.

     Directors' and Officers' Indemnification. For a period of six and one-half (6 1/2) years after the Effective Time, Parent agreed that all rights to indemnification or exculpation now existing in favor of the present and former directors, officers, employees, and agents of the Company and its subsidiaries with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect and shall not be amended, repealed, or otherwise modified in any manner that will adversely affect the rights of such individuals. After the Effective Time, Parent and the Surviving Corporation agreed, to the fullest extent that a Georgia corporation may now or thereafter legally indemnify its own officers and directors, to indemnify and hold harmless, each present director or officer of the Company and each subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether asserted or commencing before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director occurring before or at the Effective Time (including, without limitation, the Merger and all actions taken in contemplation of, or to effect the Merger), for a period of six and one-half
(6 1/2) years after the date of the Merger Agreement.

     The Surviving Corporation is required to maintain the Company's existing officers' and directors' liability and fiduciary insurance policies for a period of five years after the Effective Time; provided, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms not materially less favorable to such former directors or officers; provided, further, that if the Company's existing directors' liability insurance expires, is terminated or canceled during such period, the Surviving Corporation will use its reasonable efforts to obtain substantially similar insurance; provided, however, that in no event shall the Surviving Corporation be required to pay aggregate annual premiums for insurance in excess of 200% of the current annual premiums paid by the Company (the "Premium Amount"). In the event that, but for the last proviso of the immediately preceding sentence, the Surviving Corporation would be required to expend more than the Premium Amount, the Surviving Corporation would nonetheless be required to purchase the maximum amount of such insurance obtainable by payment of the Premium Amount.

     In the event that the Surviving Corporation or Parent or any of their respective successors or assigns after the Effective Time (i) consolidates with or merges with any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, the parties agreed that then, and in each case, proper provision will be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, will assume the obligations with respect to indemnification set forth in Section 5.6 of the Merger Agreement. The Company is required to request prior to the Effective Time general releases from all directors and former directors (who were directors at any time after October 31, 1997) and officers of the Company and its subsidiaries, releasing Parent, the Company and its subsidiaries and their officers, directors, employees and agents of any claim that they or any of them may have against Parent, the Company or its subsidiaries (and their officers, directors, employee and agents), exclusive of employment compensation obligations or obligations arising under Section 5.6 of the Merger Agreement.

     Rights Agreement. In the Merger Agreement, the Company agreed to take all necessary action (including, if required, redeeming all of the outstanding Rights or amending or terminating the Rights Agreement) so that (i) entering into the Merger Agreement and consummation of the Merger do not and will not result in any person becoming able to exercise any Rights under the Rights Agreement or enabling or requiring the Rights to be separated from the shares of Common Stock to which they are attached or to be triggered or to become exercisable and (ii) no Rights are outstanding at the Effective Time.

     Change of Control Agreements. The Company has change of control agreements with certain employees of the Company that provide certain benefits upon (i) consummation of the Merger and/or (ii) a termination of employment of such employee following the Effective Time. In the Merger Agreement, Parent agreed to take all appropriate steps necessary to give reasonable advance notice prior to the acceptance for payment and payment for the Shares tendered in the Offer of its then present intention to continue employment, or not to continue employment, to each such employee; provided, however, that such expression of present intention by Parent will not create any rights in favor of any such employee and will not constitute a binding commitment of Parent.

     Termination; Fees. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval and adoption of the Merger Agreement and the Merger by the shareholders of the Company, by mutual written consent of the Boards of Directors of Parent, the Purchaser and the Company, and also in the following circumstances:

          (a) by Parent or the Company if (i) any court or governmental entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement (including the denial of any consent of a governmental entity required for consummation of the Merger) and such order, decree, ruling or other action is or shall have become final and nonappealable or (ii) if Shares shall not have been purchased pursuant to the Offer on or prior to October 31, 2000; provided, however, that the right to terminate the Merger Agreement under such provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Purchaser to purchase the Shares pursuant to the Offer on or before such date; or

          (b) by Parent if neither Parent nor the Purchaser is in material breach of the Merger Agreement and either (i) prior to the purchase of the Shares pursuant to the Offer, the Company's Board of Directors shall have withdrawn, modified, failed to reaffirm or changed (including by amendment of the Company's Schedule 14D-9) its recommendation or approval in respect of the Offer, the Merger Agreement or the Merger, or shall have adopted any resolution to effect the foregoing, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal; or (ii) prior to the purchase of the Shares pursuant to the Offer, it shall have been publicly disclosed, or Parent shall have learned, that any person, entity or "group" (as that term is defined in Section 13(d)(3) of the Exchange
     Act), other than the Purchaser or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 14.9% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right, or warrant, conditional or otherwise, to acquire beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares); or

          (c) by Parent if, prior to the purchase of the Shares pursuant to the Offer, there shall have been a breach of the Company's representation set forth in Section 3.2(a) of the Merger Agreement (relating to the capitalization of the Company) or covenant set forth in Section 5.1(c) of the Merger Agreement (relating to capital stock) or a material breach of any of the Company's other representations, warranties or covenants which breach cannot be or has not been cured within ten (10) days following receipt of written notice of such breach; or

          (d) by the Company if, prior to the purchase of Shares sufficient to meet the Minimum Condition pursuant to the Offer, there shall have been a material breach of any of the Purchaser's representations, warranties or covenants which breach cannot be or has not been cured within ten (10) days of the receipt of written notice thereof; or

          (e) by Parent if, due to an event that if occurring after the commencement of the Offer, would result in a failure to satisfy any of the conditions set forth in Annex B of the Merger Agreement, the Purchaser shall have failed to commence the Offer on or prior to the tenth (10th) business day after the public announcement of the Merger Agreement (the "Offer Deadline"); provided that Parent may not terminate the Merger Agreement pursuant to such provision if Parent or the Purchaser (x) is in material breach of the Merger Agreement or (y) has not exercised such right by the close of business on or before the tenth (10th) business day following the Offer Deadline; or

          (f) by the Company if, prior to the purchase of Shares sufficient to meet the Minimum Condition by the Purchaser pursuant to the Offer, a person or group (other than Parent or any of its affiliates) shall have made a bona fide Acquisition Proposal that the Company's Board of Directors or the Special Committee determines in good faith that failing to accept or recommend to the Company's shareholders such Acquisition Proposal could reasonably be determined to constitute a breach of the fiduciary duties of the Company's Board of Directors or the Special Committee to the Company's shareholders under applicable law after consultation with (i) a nationally recognized investment banking firm regarding the financial superiority of the Acquisition Proposal and (ii) legal counsel; provided that termination under such provision shall not be effective until payment of the fee required by Section 7.3 of the Merger Agreement; or

          (g) by Parent if the Purchaser shall have terminated the Offer, or the Offer shall have expired without the Purchaser purchasing any Shares thereunder; provided that Parent may not terminate the Merger Agreement pursuant to such provision if (x) the Purchaser has failed to purchase Shares in the Offer in violation of the material terms thereof or (y) the Purchaser has not exercised such right by the close of business on or before the fifth (5th) business day following the termination or expiration of the Offer in accordance with its terms; or

          (h) by the Company if the Purchaser or any of its affiliates shall have failed to commence the Offer on or prior to the Offer Deadline other than due to an event that if occurring after the commencement of the Offer, would result in a failure to satisfy any of the conditions set forth in Annex B of the Merger Agreement; provided, that the Company may not terminate the Merger Agreement pursuant to this provision if the Company is in material breach of the Merger Agreement.

     If the Merger Agreement is terminated by Parent pursuant to Section 7.1(d) of the Merger Agreement, if the Merger is not consummated as a result of the failure of the Company to satisfy any of the conditions set forth in Section 6.1(c) of the Merger Agreement, or if the Merger Agreement is terminated by Parent pursuant to Section 7.1(c)(i) of the Merger Agreement or the Company pursuant to Section 7.1(g) of the Merger Agreement, then the Company is required to promptly pay Parent the sum of (A) $1 million, plus (B) all the out-of-pocket costs and expenses of Parent, including costs of counsel, investment bankers, actuaries and accountants, up to but not exceeding an additional $2 million in the aggregate.

     If no payment is due under the preceding paragraph and the Merger Agreement is terminated or the Merger is not consummated, then the Company is required to promptly pay Parent all the out-of-pocket costs and expenses of Parent, including costs of counsel, investment bankers, actuaries and accountants, up to but not exceeding $2 million in the aggregate, unless (i) the Agreement is terminated pursuant to Section 7.1(a) or 7.1(e) of the Merger Agreement, or (ii) the Merger is not consummated because the conditions set forth in Section 6.1(b) of the Merger Agreement are not satisfied.

     If, after the date of the Merger Agreement and within twelve (12) months following (a) any termination of the Merger Agreement (i) by Parent pursuant to
Section 7.1(c) or 7.1(d) of the Merger Agreement, or (ii) by the Company pursuant to Section 7.1(g) of the Merger Agreement, or (b) the failure to consummate the Merger by reason of any failure of the Company to satisfy the conditions enumerated in Section 6.1(c) of the Merger Agreement, any third party shall acquire, merge with, combine with, purchase a significant amount of assets of (including a significant amount of assets of, or the stock of, any subsidiary of the Company), or engage in any other business combination with, or purchase any equity securities involving an acquisition of 20% or more of the voting stock of, the Company on terms that are financially superior to those of the Offer, or enter into any letter of intent or agreement to do any of the foregoing (collectively, a "Superior Business Combination"), such third party that is a party to the Superior Business Combination shall pay to Parent, (A) upon execution of such letter of intent or agreement relating to such Superior Business Combination, the sum of (i) $1 million, which amount represents the best estimate by the parties to the Merger Agreement of the value of the management time, overhead, opportunity costs and other unallocated costs of Parent incurred by or on behalf of Parent in connection with the Merger Agreement and the Offer which cannot be calculated with certainty, plus (ii) all the out-of-pocket costs and expenses of Parent, including costs of counsel, investment bankers, actuaries and accountants, up to but not exceeding an additional $2 million in the aggregate and (B) upon the consummation of any Superior Business Combination that occurs within the later of 24 months from the date of the Merger Agreement or 12 months from the date of such letter of intent or agreement, an amount in cash equal to the product of $8 million and the percentage of the Company assets or equity securities acquired in the Superior Business Combination, which sum represents additional compensation for Parent's loss (including expenses) as a result of the Merger Agreement not being consummated. The amounts owed under the preceding clauses (A) and (B) shall be reduced by any amounts previously paid to Parent pursuant to the other provisions of Section 7.3 of the Merger Agreement. In no event will the aggregate amount paid to Parent pursuant to all provisions of Section 7.3 of the Merger Agreement exceed $8 million. In the event such third party refuses to pay such amounts within ten days of demand therefor by Parent, the amounts will be an obligation of the Company and will be paid by the Company promptly upon notice to the Company by Parent.

     Representations and Warranties. The Company has made customary representations and warranties to Parent with respect to, among other things, its organization and qualification, subsidiaries, capitalization, authority, consents and approvals, violations, the Company's reports filed with the Commission, financial statements, undisclosed liabilities, certain changes, taxes, litigation, employee benefit plans, environmental liability, compliance with applicable laws, material contracts, patents, trademarks, trade names, copyrights and registrations, labor matters, real property, information supplied, and the Company's Proxy Statement.

TENDER AND OPTION AGREEMENT

     The following is a summary of the material terms of the Tender and Option Agreement. This summary is qualified in its entirety by reference to the full text of the Tender and Option Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule TO. The Tender and Option Agreement may be examined and copies may be obtained at the place and in the manner as set forth in Section 8 of this Offer to Purchase.

     Tender of Shares. The Purchaser and certain directors and officers (some of whom are members of the Investment Group) (the "Tendering Shareholders") have entered into the Tender and Option Agreement. Upon the terms and subject to the conditions of such agreement, the Tendering Shareholders have severally agreed
(i) to validly tender or cause the record owner of any Shares to tender all Shares beneficially owned by each Tendering Shareholder pursuant to the Offer, not later than the fifth business day after commencement of the Offer or, with respect to any Shares acquired directly or indirectly, or otherwise beneficially owned, by any of the Tendering Shareholders in any capacity after April 28, 2000, and prior to the termination of the Tender and Option Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of a purchase, dividend, distribution, gift, bequest, inheritance or as a successor-in-interest in any capacity (including a fiduciary capacity) or otherwise ("After-Acquired Shares"), within one business day following the acquisition thereof, (ii) not to withdraw any Shares so tendered without the prior written consent of the Purchaser except upon receipt of notice from the Purchaser that it is exercising the Option to acquire the Shares and (iii) to withdraw all Shares tendered in the Offer immediately upon receipt of notice from the Purchaser that it is exercising the Option in order that the Purchaser may acquire such Shares. The Tendering Shareholders have agreed that the Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to the terms and conditions of the Offer.

     Option to Purchase. In order to induce the Purchaser to enter into the Merger Agreement, the Tendering Shareholders have granted to the Purchaser an irrevocable option, exercisable in whole but not in part (the "Option") to purchase all of the Shares beneficially owned by such Tendering Shareholders (the "Option Shares") at a purchase price per Share equal to $18.35. Pursuant to the Tender and Option Agreement, the Purchaser's Option will terminate in the event the Merger Agreement is terminated under any circumstances other than

          (i) by Parent, if neither Parent nor the Purchaser is in material breach of the Agreement and either (a) prior to the purchase of Shares, the Board of Directors of the Company withdrew, modified, failed to reaffirm or changed (including by amendment of the Company's Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have adopted any resolution to effect the foregoing or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal; or (b) prior to the purchase of Shares pursuant to the Offer, the Company publicly disclosed, or Parent learned, that any person, entity or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, will have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 14.9% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right, or warrant, conditional or otherwise, to acquire beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares); or

          (ii) by Parent if, prior to the purchase of Shares pursuant to the Offer, there is (a) a breach of the Company's representation set forth in
     Section 3.2(a) of the Merger Agreement (relating to the capitalization of the Company) or covenant set forth in Section 5.1(c) of the Merger Agreement (relating to capital stock); or (b) a material breach of any of the Company's other representations, warranties or covenants which breach cannot be or has not been cured within ten (10) days following receipt of notice of such breach; or

          (iii) by Parent if, due to an event that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to the Offer, the Purchaser failed to commence the Offer on or prior to the Offer Deadline (as defined in the Merger Agreement), provided that neither Parent nor the Purchaser is in material breach of the Merger Agreement and has exercised such right by the close of business on or before the tenth (10th) business day following the Offer Deadline; or

          (iv) by the Company, if, prior to the purchase of Shares sufficient to meet the Minimum Condition by Parent pursuant to the Offer, a person or group (other than Parent or any of its affiliates) shall have made a bona fide Acquisition Proposal that the Board of Directors of the Company or the Special Committee determines in good faith that failing to accept or recommend to the Company's shareholders such Acquisition Proposal could reasonably be determined to constitute a breach of the fiduciary duties of the Board of Directors of the Company or the Special Committee to the Company's shareholders under applicable law after consultation with: (a) a nationally recognized investment banking firm regarding the financial superiority of the Acquisition Proposal and (b) legal counsel; provided that such termination shall not be effective until payment of the fee required by Section 7.3 of the Merger Agreement.

     In the event of termination of the Option, or termination of the Merger Agreement under any circumstances other than those described above, the Option will continue for a period of 90 days thereafter so long as (i) all applicable waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been terminated and (ii) there is not then in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority or legislative body or commission prohibiting the exercise of the Option.

     If, within twelve (12) months following the exercise of the Option by the Purchaser, the Purchaser, directly or indirectly, sells, transfers or otherwise disposes of any or all of the Shares acquired upon exercise of the Option or the Offer to a third party (or realizes cash proceeds in respect of such Shares as a result of a distribution to shareholders of the Company following the sale of substantially all of the Company's assets) in connection with a transaction whereby the third party is acquiring the entire equity interest in the Company pursuant to a merger, tender offer, exchange offer, sale of assets, sale of shares or a similar business transaction (a "Subsequent Sale") at a per Share price in excess of $18.35 (the "Subsequent Sale Price"), then the Purchaser will pay to each Tendering Shareholder, within five (5) days of receipt of payment by the Purchaser, an amount equal to such Tendering Shareholder's pro rata share of fifty percent (50%) of the excess of the Subsequent Sale Price over $18.35, multiplied by the number of Shares sold in the Subsequent Sale.

     Assignment of Dividends and Other Distributions. The Tendering Shareholders have assigned to the Purchaser any and all dividends and other distributions that may be declared, set aside or paid by the Company with respect to the Tendering Shareholders' Shares during the term of the Tender and Option Agreement.

     Voting. Each Tendering Shareholder has agreed that (for so long as the Merger Agreement is in effect), at any meeting of the holders of Shares, however called, or in connection with any written consent of the holders of Shares, he will vote (or cause to be voted) his Shares (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender and Option Agreement and any actions required in furtherance thereof; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Tender and Option Agreement; and (c) except as otherwise agreed to in writing in advance by the Purchaser, against any of the following actions or agreements (other than the Merger Agreement or the transactions contemplated thereby): (i) any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or attempt to discourage or adversely affect the Merger, the Offer and the transactions contemplated by the Tender and Option Agreement and the Merger Agreement; (ii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its subsidiaries; (iii) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (iv) any change in the management or the Company's Board of Directors, except as contemplated by the Merger Agreement; (v) any change in the present capitalization or dividend policy of the Company; (vi) any amendment of the Company's articles of incorporation or bylaws; or (vii) any other material change in the Company's corporate structure or business. Notwithstanding anything to the contrary contained in the Tender and Option Agreement, each Tendering Shareholder who is also a member of the Board of Directors of the Company will be free to act in his or her capacity as a member of the Company's Board of Directors and to discharge his or her fiduciary duty as such. Each Tendering Shareholder agreed, at the request of the Purchaser, to execute and deliver to the Purchaser an irrevocable proxy.

     Representations and Warranties and Certain Covenants. In connection with the Tender and Option Agreement, each Tendering Shareholder has made certain representations, warranties and covenants, including, without limitation, with respect to ownership of Shares, the Tendering Shareholder's power and authority to enter into and perform his obligations under the Tender and Option Agreement, the receipt of requisite governmental consents and approvals, absence of conflicts, absence of liens and encumbrances on and in respect of the Tendering Shareholder's Shares, finder's fees, reliance by the Purchaser, confidentiality, and the solicitation of acquisition proposals.

     Restriction on Transfer, Proxies and Non-Interference; Stop Transfer
Order. In connection with the Tender and Option Agreement, each Tendering Shareholder agreed, while the Tender and Option Agreement is in effect and except as specifically contemplated therein, not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any Shares or any interest therein, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of any Tendering Shareholder untrue or incorrect or have the effect of preventing or disabling any Tendering Shareholder from performing his or her obligations under the Tender and Option Agreement. In furtherance of the Tender and Option Agreement, concurrently with the execution of the Tender and Option Agreement, the Tendering Shareholders authorized the Company to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares (as defined in the Tender and Option Agreement) and any additional Shares of Common Stock acquired by any Tendering Shareholder after the execution date and that the Tender and Option Agreement places limits on the voting and transfer of such shares.

     Additional Shares. Each Tendering Shareholder further agreed, at the request of the Purchaser, to exercise, exchange or convert his or her Rights into shares of Company Common Stock, so as to constitute After-Acquired Shares under the Tender and Option Agreement. In order to facilitate the exercise at the request of the Purchaser of any such Right, the Purchaser agreed to loan to any requesting Tendering Shareholder funds sufficient to allow such Tendering Shareholder to exercise the Right. Such loan is not to be interest bearing and, at the Purchaser's option, is to be secured by a pledge of the shares of Company Common Stock acquired upon exercise of such Right. Each Tendering Shareholder agreed to promptly notify the Purchaser in writing of the number of After-Acquired Shares that may be acquired by such Tendering Shareholder, if any, after the date of the Tender Option Agreement.

OTHER AGREEMENTS

     Rights Agreement. The following is a summary of the material terms of the Rights Agreement. This summary is qualified in its entirety by reference to the Rights Agreement, a copy of which has been filed with the Commission as an exhibit to the Company's Current Report on Form 8-K, dated August 19, 1997, the First Amendment to Rights Agreement, dated as of January 17, 2000, a copy of which has been filed with the Commission as Exhibit 99.2 to the Company's Registration Statement on Form 8-A/A, filed with the Commission on February 1, 2000, and the Second Amendment to Rights Agreement, dated as of April 28, 2000, a copy of which has been filed with the Commission as Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Commission on May 5, 2000. The Rights Agreement may be examined and copies may be obtained at the place and in the manner set forth in Section 8 of this Offer to Purchase.

     On August 19, 1997, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record at the close of business on September 10, 1997. This dividend distribution was made on or about September 24, 1997. Each Right entitles the registered holder to purchase from the Company one ten-thousandth (1/10,000) of a share of Series A Preferred Stock, no par value (the "Preferred Stock"), at a purchase price of $72.00 per one ten-thousandth (1/10,000) of a share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     The Rights were attached to all Common Stock certificates representing shares of the Company then outstanding, and no separate Rights Certificates were distributed. The Rights are to separate from the Company's Common Stock upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") (which term does not include an "Exempt Person" as defined in the Rights Agreement) has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of the Company's Common Stock (the "Stock Acquisition Date") or (ii) ten (10) business days (or such later date as the Board of Directors of the Company shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock. The date the Rights separate is referred to as the "Distribution Date."

     Until the Distribution Date, (i) the Rights will be evidenced by the Company's Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after September 10, 1997 contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for the Company's Common Stock outstanding also constituted the transfer of the Rights associated with the Company's Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and are to expire at the close of business on September 10, 2007, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights. Except in connection with shares of the Company's Common Stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangements, or upon the exercise, conversion or exchange of securities hereafter issued by the Company, or as otherwise determined by the Board of Directors, only shares of the Company's Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and its Common Stock remains outstanding and unchanged, (ii) any person shall acquire beneficial ownership of more than fifteen percent (15%) of the outstanding shares of the Company's Common Stock (except pursuant to (A) certain consolidations or mergers involving the Company or sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries or (B) an offer for all outstanding shares of the Company's Common Stock at a price and upon terms and conditions which a majority of the Disinterested Directors (as defined below) determines to be in the best interests of the Company and its shareholders), or (iii) there occurs a reclassification of securities, a recapitalization of the Company or any of certain business combinations or other transactions (other than certain consolidations and mergers involving the Company and sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries which has the effect of increasing by more than one percent (1%) the proportionate share of any class of the outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person (or any associate or affiliate thereof), each holder of a Right (other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price of the Right. However, Rights are not exercisable following the occurrence of any of the events described above until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company shall enter into a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of the Company's Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) more than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right. The events described in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The purchase price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in (ii) immediately above).

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one ten-thousandth (1/10,000th) of a share of Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the trading date immediately prior to the date of exercise.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of the Company's Common Stock, the Board of Directors of the Company may, without payment of the purchase price by the holder, exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of the Company's Common Stock at an exchange ratio of one-half (1/2) the number of shares of the Company's Common Stock (or in certain circumstances Preferred Stock) for which a Right is exercisable immediately prior to the time of the Company's decision to exchange the Rights (subject to adjustment).

     At any time until ten (10) business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, shares of the Company's Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

     The term "Disinterested Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Disinterested Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company or in the event that the Rights are redeemed.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date; provided, that any amendments after the Stock Acquisition Date must be approved by a majority of the Disinterested Directors. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, inconsistency or defect, to make changes which do not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable; and, provided, that any amendments after the Stock Acquisition Date must be approved by a majority of the Disinterested Directors.

     Confidentiality Agreement. The following is a summary of the material terms of the Confidentiality Agreement. This summary is qualified in its entirety by reference to the full text of the Confidentiality

Agreement which is incorporated herein by reference and copies of which have been filed with the Commission as an exhibit to the Schedule TO. The Confidentiality Agreement may be examined and copies may be obtained at the place and in the manner as set forth in Section 8 of this Offer to Purchase.

     Guardian Industries and the Company entered into a confidentiality agreement on February 10, 2000 (the "Confidentiality Agreement"). The Confidentiality Agreement addressed the "Evaluation Material," which is comprised of all information provided to Guardian Industries except (i) information already in the possession of Guardian Industries, provided that the information is not known to Guardian Industries to be subject to another confidentiality agreement or similar arrangement; (ii) information that becomes publicly available other than as a result of disclosure by Guardian Industries or certain representatives of Guardian Industries and (iii) information that is available to Guardian Industries on a non-confidential basis from a source other than the Company or certain affiliates of the Company, provided that the source is not known by Guardian Industries to be bound by a confidentiality agreement.

     Guardian Industries and the Company agreed that the Evaluation Material would be used solely for the purpose of evaluating a possible transaction with the Company and that Guardian Industries would keep the Evaluation Material confidential, disclosing it only to certain representatives of Guardian Industries. Unless the Company discloses the existence of an offer by Guardian Industries or indicates an intention to pursue another offer that is not financially superior to an offer of Guardian Industries, Guardian Industries and its affiliates agreed not to disclose that any discussions or negotiations were in progress between Guardian Industries and the Company and agreed not to disclose the details of any such discussions.

     Guardian Industries further agreed with the Company that Guardian Industries would not, unless requested in writing by the Company or unless the Company announced its intention to pursue an offer or transaction that is not financially superior to that of Guardian Industries': (i) propose, or state a willingness to propose, a transaction with the Company or any holders of the Company's securities, or (ii) acquire or assist, advise or encourage any person to acquire, directly or indirectly, control of the Company or a portion of the Company's securities in excess of 4.9% or any of the Company's businesses or assets for a period of two years from February 10, 2000. This period would be reduced to one year from February 10, 2000 if the Company terminates all discussions with third parties for a change of control transaction and does not pursue a transaction with any party as contemplated by the Confidentiality Agreement.

     If, after February 10, 2000, the Company enters into another confidentiality agreement with a third party in connection with a proposed change of control transaction between the Company and such third party and such a confidentiality agreement contains restrictions different from the restrictions of the Confidentiality Agreement, the Company is required to notify Guardian Industries and Guardian Industries will have the option to amend the Confidentiality Agreement to include such different terms.

     Guardian Industries acknowledged that neither the Company nor its representatives or advisors made any representations or warranties regarding the accuracy or completeness of the Evaluation Material and that neither the Company nor its representatives or advisors will have any liability to Guardian Industries resulting from the use of the Evaluation Material.

     In the event Guardian Industries does not proceed with a transaction with the Company within a reasonable time, Guardian Industries agreed to promptly redeliver all written Evaluation Materials and any other written material containing or reflecting any information in the Evaluation Material to the Company and agreed that neither Guardian Industries nor its representatives or advisors would retain any copies, extracts or other reproductions in whole or in part of such written material relating to the Evaluation Materials.

     Guardian Industries agreed to indemnify and hold harmless the Company and certain of its representatives from any damages or other losses or expenses resulting from the disclosure or use of the Evaluation Material by Guardian Industries or its representatives contrary to the terms of the Confidentiality Agreement.

OTHER MATTERS

     Dissenters' Rights. No dissenters' rights are available under the GBCC in connection with the Offer. However, if the Merger is consummated holders of the Shares that do not tender their Shares in the Offer will have certain rights under Article 13 of the GBCC to dissent from the Merger and to demand payment in cash of the fair value of their Shares. A person having a beneficial interest in the Shares that are held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to properly follow the steps set forth in Article 13 of the GBCC and in a timely manner to perfect whatever rights the beneficial owner may have. The dissenters' rights provided by Article 13 of the GBCC, if the statutory procedures are complied with in connection with the Merger, could lead to a judicial determination of the fair value (excluding any appreciation or depreciation in value arising from the accomplishment of the Merger) being required to be paid in cash to such dissenting shareholders for their Shares. Any such judicial determination of the fair value of the Shares could be based on considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. Shareholders considering seeking appraisal in connection with the Merger should be aware that the "fair value" of their Shares determined under
Article 13 could be more than, the same as or less than the price being paid in the Offer, and that the opinion of Credit Suisse First Boston as to fairness, from a financial point of view, of the cash consideration to be paid for Shares in the Offer and the Merger pursuant to the Merger Agreement is not an opinion as to fair value under Article 13 of the GBCC. The cost of any appraisal proceeding will be determined by the court and may be assessed against the parties as the court deems equitable in the circumstances. The court may order that all or a portion of the attorneys' fees incurred by the dissenting shareholder in connection with any dissenters' rights proceeding be charged pro rata against the value of all Shares of Common Stock entitled to dissenters' rights.

     Going-Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain "going-private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless, among other things, the Merger is completed more than one year after termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information regarding the Company and certain information regarding the fairness of the Merger and the consideration offered to minority shareholders of the Company be filed with the Commission and disclosed to such minority shareholders prior to consummation of the Merger.

13. DIVIDENDS AND DISTRIBUTIONS; CHANGES IN STOCK

     As described above, the Merger Agreement provides that prior to the time the directors of the Purchaser have been elected to the Board of Directors of the Company, the Company will not (i) authorize for issuance, issue, sell, deliver, or agree or commit to issue, sell or deliver, dispose of, encumber or pledge (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class of any securities, except as disclosed pursuant to the Merger Agreement or as required by agreements with the Company's employees under the Company's benefit plans as in effect as of the date of the Merger Agreement, or amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement, except as specifically contemplated by the Merger Agreement; or (ii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities, except intercompany cash dividends in the ordinary course of business (or enter into any agreements, arrangements, plans or understandings with respect to any of the foregoing).

14. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if (i) the applicable waiting period under the HSR Act has not expired or terminated, (ii) the Minimum

Condition has not been satisfied or waived, or (iii) if at any time on or after April 28, 2000, and before the time for payment for Shares, any of the following events shall exist:

          (a) any domestic or foreign federal, state or local governmental, regulatory or administrative agency or authority or legislative body or commission shall have instituted any action, proceeding, application, claim or suit, or shall have promulgated, entered, enforced, enacted, proposed, issued or made applicable to the Offer or the Merger any statute, rule, regulation, judgment, order or injunction which directly or indirectly (i) challenges, seeks to make illegal, prohibits or makes illegal, or imposes any material limitations on, Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of the businesses or assets of Parent or the Purchaser, taken as a whole, or of the Company or its subsidiaries, taken as a whole, or compels Parent or the Purchaser or their affiliates to dispose of or hold separate any material portion of the business or assets of the Company or its subsidiaries, taken as a whole, (ii) challenges, seeks to make illegal, prohibits or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (iii) restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (iv) imposes material limitations on the ability of Parent or the Purchaser to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters presented to the Company's shareholders, (v) seeks to obtain or obtains material damages as a result of the transactions contemplated by the Offer or the Merger or (vi) seeks to require divestiture by Parent or the Purchaser or any of their subsidiaries or affiliates of any Shares, and in the case of (v) or (vi) above, is likely to have a material adverse effect on the Company, provided that the Purchaser shall have used reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

          (b) the Company shall have breached its representations and warranties, or failed to perform or comply with any of its covenants and agreements contained in the Merger Agreement, which breach or failure shall have a material adverse effect;

          (c) the Merger Agreement shall have been terminated in accordance with its terms;

          (d) (i) it shall have been publicly disclosed or Parent shall have otherwise learned that any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange
     Act) of more than 14.9% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares); or (ii) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to an Acquisition Proposal or other business combination with the Company; or

          (e) the Company's Board of Directors shall have withdrawn, modified, failed to reaffirm or changed (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger in a manner adverse to Parent or the Purchaser or shall have adopted any resolution to effect the foregoing, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal, which in the judgment of the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser other than a material breach of the Merger Agreement by Parent or the Purchaser) giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments.

15. CERTAIN LEGAL MATTERS

     Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, as well as certain representations made to Parent in the Merger Agreement by the Company, neither Parent nor the Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser and Parent currently contemplate that such approval or other action will be sought. While the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 for certain conditions to the Offer.

     State Takeover Laws. A number of states (including the State of Georgia in which the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, shareholders, principal executive offices or principal places of business therein. Except as set forth below, neither Parent nor the Purchaser has attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Each of Parent and the Purchaser has the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Merger, as applicable, Parent and/or the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Parent and/or the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Parent and/or the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See "Certain Conditions of the Offer" in Section 14 above.

     Sections 14-2-1110 through 1132 of the GBCC restrict certain "business combinations" with an "interested shareholder" (generally, any person who owns or has the right to acquire 10% or more of the corporation's outstanding voting stock) of a Georgia corporation that has expressly elected to be governed by these provisions. The restrictions of Sections 14-2-1110 through 1132 of the GBCC are inapplicable to the Merger, the Offer and the related transactions because the Company has not elected to be governed by these provisions.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. Parent currently anticipates making such filing on or about May 17, 2000. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., Eastern time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Merger would not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Purchaser, or of the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

     Canadian Competition Act. The merger provisions of the Canadian Competition Act (the "Competition Act") permit the Commissioner of Competition appointed thereunder (the "Commissioner") to apply to the Competition Tribunal (the "Tribunal") to seek relief in respect of a merger which prevents or lessens, or is likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a completed merger, ordering a dissolution of the merger or a disposition of assets or shares, and in the case of a proposed merger, prohibiting completion of the transaction.

     The Competition Act also requires parties to certain proposed mergers which exceed specified size thresholds to provide the Commissioner with prior notice of and information relating to the transaction and the parties thereto, and to await the expiration of the prescribed waiting period, prior to completing the transaction. In lieu of, or in addition to, filing a prescribed notification form, which can be either short-form or long-form, and awaiting the expiration of the prescribed waiting period, a party to a proposed merger may apply to the Commissioner for an advance ruling certificate ("ARC"), which may be issued by the Commissioner if he is satisfied he would not have sufficient grounds on which to apply to the Tribunal for an order under the merger provisions in respect to the transaction. Parent and the Company will be filing a short-form pre-merger notification with the Commissioner and applying for an ARC.

     The proposed acquisition may not be completed until 14 days after a short-form pre-merger notification has been filed with the Commissioner unless prior to the expiration of that time the Commissioner either (i) gives notice that he does not intend to make an application to the Tribunal under section 92 of the Competition Act in respect of the proposed acquisition, or (ii) requires that a long-form pre-merger notification filing be made. If a long-form pre-merger notification filing is required, the proposed acquisition may not be completed until 42 days after the long-form filing is made, unless prior to the expiration of that time the Commissioner gives notice that he does not intend to make an application the Tribunal under section 92 of the Competition Act in respect of the proposed acquisition.

     In either case, the issuance of an ARC prior to the expiration of the applicable waiting period terminates the waiting period. An ARC precludes the Commissioner from applying to the Tribunal for an order in respect of the proposed transaction solely on the basis of information that is the same or substantially the same as that upon which the ARC was issued, provided that the proposed acquisition is substantially completed within one year after the ARC is issued. There can be no assurance, however, that an ARC will be granted.

     There can be no assurance that a challenge to or in respect of the consummation of the transaction contemplated by the Offer and the Merger on competition law grounds will not be made either prior to or following the consummation thereof or that, if such a challenge were made; Parent and the Company would prevail or would not be required to accept certain adverse conditions in order to consummate such transaction or following consummation thereof.

     Investment Canada Act. The Investment Canada Act is Canada's statute of general application governing the acquisition of control of Canadian businesses by non-Canadians. An investment governed by the

Investment Canada Act is either notifiable or reviewable. A notifiable investment is simply one for which the acquiror must provide notice to the Investment Review Division of Industry Canada ("Investment Canada") at any time prior to the closing of the investment or within thirty (30) days thereafter.

     A reviewable investment is one for which the acquiror must submit an application for review with prescribed information to Investment Canada. With certain limited exceptions relating to the type of business carried on by the target company, a direct acquisition of a Canadian business by a non-Canadian that qualifies as a "WTO investor" for purposes of the Act is reviewable only if the value of the assets acquired is equal to or greater than Cdn $192 million as set forth in the audited financial statements of the target company for its most recently completed fiscal period.

     Before a reviewable investment may be completed, the Minister of the federal Cabinet responsible for Investment Canada must determine that the investment is likely to be of "net benefit to Canada." The Minister has an initial 45-day period to make his determination from the date of receipt of the Investment Review Division of a completed application for review. The Minister may, at his discretion, extend this initial 45-day period for a further thirty
(30) days by giving notice to the prospective acquiror. Any further extensions require the consent of the acquiror. If at the end of the 75-day period the Minister is not satisfied that the investment is likely to be of net benefit to Canada, he must send a notice to that effect to the prospective acquiror, and the acquiror has thirty (30) days to make representations and submit undertakings to the Minister in an attempt to change his decision.

     The Purchaser does not believe that an application for review will be necessary and believes that all that will be required is the filing of a notice thirty (30) days following the closing of the investment.

16. FEES AND EXPENSES

     The Purchaser has retained MacKenzie Partners, Inc., to act as the Information Agent and SunTrust Bank, Atlanta to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any state law prohibiting the making of the Offer or the acceptance of Shares pursuant thereto in such state, the Purchaser will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS OFFER TO PURCHASE NOR ANY PURCHASE PURSUANT TO THE OFFER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY

IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PARENT, THE PURCHASER OR THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE OF THIS OFFER TO PURCHASE.

     The Purchaser and Parent have filed with the Commission the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in
Section 8 (except that they will not be available at the regional offices of the Commission).

                                            CAB MERGER CORP.

May 12, 2000

                                   SCHEDULE I

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
           OFFICERS OF GUARDIAN INDUSTRIES, PARENT AND THE PURCHASER

     The following tables set forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each of the directors and executive officers of Guardian Industries Corp. ("Guardian Industries"), Guardian Fiberglass, Inc. (the "Parent") and CAB Merger Corp. (the "Purchaser"). Each person is a citizen of the United States of America. Unless otherwise noted, each such person's business address is 2300 Harmon Road, Auburn Hills, Michigan 48326.

    DIRECTORS AND EXECUTIVE OFFICERS OF GUARDIAN INDUSTRIES CORP. (GUARDIAN
                                  INDUSTRIES)

       NAME AND ADDRESS          PRESENT PRINCIPAL OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
       ----------------          -------------------------------------------------------------
William Davidson*                Director since April 1968 and President and Chief Executive
                                 Officer for over five years.
Russell J. Ebeid*                Director since March 1985 and President/Glass Division for over five years.
Oscar H. Feldman                 Director since April 1968 and of counsel to Butzel Long for over five years.
Ralph J. Gerson*                 Director since April 1985 and Executive Vice President for over five years.
Richard Alonzo                   Vice President/Engineering for over five years.
Joseph G. Bruce                  Vice President/Purchasing for over five years.
David A. Clark*                  Chairman of Building Products Group since January 2000.
                                 President/Automotive Products Group since July 1999. Prior to that time he was Vice President/Corporate Finance &
                                 Acquisitions and Treasurer. Also Chairman of Builder Marts of
                                 America, Inc. since May 1999.
Charles G. Croskey               Group Vice President for over five years.
Bruce Cummings                   Vice President/Human Resources since August 1999. Prior to that time he was Director of Human Resources since August
                                 1995, and prior to that time he was Director of Human
                                 Resources/Planning.
Robert H. Gorlin                 Vice President, General Counsel and Assistant Secretary for
                                 over five years.
Anthony Hobart                   Group Vice President since December 1998. Prior to that time he was North American Sales Manager.
Jeffrey A. Knight*               Group Vice President/Chief Financial Officer for over five years.
James D. Moore                   Group Vice President for over five years and Managing
                                 Director of Guardian Europe S.A. for over five years.
Paul M. Rappaport                Vice President/Tax Counsel for over five years.
Alan L. Schlang*                 Secretary and Assistant General Counsel for over five years.
Peter S. Walters                 Group Vice President for over five years.

-------------------------
* Also a director and/or officer of Parent and/or the Purchaser.

     DIRECTORS AND EXECUTIVE OFFICERS OF GUARDIAN FIBERGLASS, INC. (PARENT)

       NAME AND ADDRESS          PRESENT PRINCIPAL OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
       ----------------          -------------------------------------------------------------
William Davidson*                Director since June 1984.
Russell J. Ebeid*                Director since March 1995.
Ralph J. Gerson*                 Director since January 1988.
Duane Faulkner*                  President and General Manager for over five years. Director
1000 East North Street           since August 1998. President (since August 1998) and Chief
Albion, MI 49224                 Executive Officer (since May 1999) of Builder Marts of
                                 America, Inc.
David A. Clark*                  Treasurer for over five years.
Billy L. Jacoby                  Vice President/Production for over five years. Director of
1000 East North Street           Builder Marts of America, Inc. since August 1999.
Albion, MI 49224
Jeffrey K. Knight*               Vice President/Finance for over five years.
Robert Marshall                  Vice President/Financial Services for over five years.
1000 East North Street
Albion, MI 49224
Martin Powell*                   Vice President/Sales & Marketing for over five years.
1000 East North Street           Director since August 1999. Senior Vice President since
Albion, MI 49224                 August 1998 of Builder Marts of America, Inc.
Gary Romes                       Vice President/Business Development and Planning for over
4100 Executive Park Drive No. 2  five years.
Cincinnati, OH 45241
Alan L. Schlang*                 Secretary for over five years.
Jayne C. Van Liere               Vice President/Human Resources for over five years.
1000 East North Street
Albion, MI 49224

-------------------------
* Also a director and/or officer of Guardian Industries and/or the Purchaser.

        DIRECTORS AND EXECUTIVE OFFICERS OF CAB MERGER CORP. (PURCHASER)

       NAME AND ADDRESS              PRESENT PRINCIPAL OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
       ----------------              -------------------------------------------------------------
David A. Clark*                      Director, Chairman and Treasurer.
Duane Faulkner*                      Director and President.
Martin Powell*                       Director.
David B. Jaffe                       Secretary and General Counsel of Guardian Europe S.A. since
Zone Industrielle Wolser             January 1996; prior to that time, Assistant General Counsel
L-3452 Dudelange                     of Guardian Industries.
Grand Duchy of Luxembourg

-------------------------
* Also a director and/or officer of Guardian Industries and/or Parent.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.
                        THE DEPOSITARY FOR THE OFFER IS:

                             SUNTRUST BANK, ATLANTA

          By Mail:                     By Facsimile:           By Hand/Overnight Courier:
   SunTrust Bank, Atlanta              404-865-5371              SunTrust Bank, Atlanta
    Post Office Box 4625                                        Stock Transfer Department
   Atlanta, Georgia 30302                                          58 Edgewood Avenue
                                                                     Room 225, Annex
                                                                 Atlanta, Georgia 30303

                        For Information on your Account:
                           (800) 568-3476 (Toll-Free)

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                        [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                        (800) 322-2885 (call toll-free)